

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2021

Dennis Ryan
Chief Financial Officer
FS Development Corp.
600 Montgomery Street, Suite 4500
San Francisco, California 94111

> **Re: FS Development Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 28, 2020**
> **File No. 333-249785**

Dear Mr. Ryan:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2020 letter

Amendment No. 2 to Registration Statement on Form S-4

Management After the Business Combination
Compensation Committee, page 178

1. We note your disclosure that the Board has determined that Mr. Tananbaum is not an independent director under the Nasdaq listing rules, but Mr. Tananbaum will serve on the compensation committee of the combined company pursuant to an exception provided in the listing rules. Please revise to disclose that a member appointed under this exception may not serve longer than two years.

You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joel L. Rubinstein, Esq.